2nd Quarter 2014 Results

Investor Conferences during 3rd Quarter 2014

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2013 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $6.3 billion
- Founded in 1870
- 33 banks/24 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 119 banking offices + Pittsburgh Business Loan Production Center
  - 106 ATM's
- Wealth management, securities brokerage, insurance and proprietary family of mutual funds

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced & Stable Management Team

Executive	Position	Years in Banking	Years with WSBC
James Gardill	Chairman of the Board	42*	42
Todd Clossin	President & CEO	30	1
Robert Young	EVP & CFO	28	13
Peter Jaworski	EVP & Chief Credit Officer	30	19
Jonathan Dargusch	EVP – Trust & Investments	33	4
Bernard Twigg	EVP – Chief Lending Officer	30	11

* As legal counsel to WesBanco.

WesBanco By all accounts, better.

Recent Accomplishments

- Increased dividends to shareholders 7 times in last 14 quarters representing a 57% increase.
- Continued growth in deposits and loans
  - Strong loan origination focus.
  - Deposits have been positively influenced by Marcellus and Utica shale payments.
- Maintained strong capital position, considered "Well-capitalized" under regulatory guidelines and anticipated to be in compliance with BASEL III.
- Earned five consecutive Outstanding CRA ratings.

QTD Performance Comparison

($ in thousands, except diluted earnings per share)	For the Quarter Ended June 2014	For the Quarter Ended June 2013	% Change	For the Quarter Ended March 2014	% Change
Net Income	$18,875	$17,017	10.9%	$16,421	14.9%
Diluted Earnings Per Share	$ 0.64	$ 0.58	10.3%	$ 0.56	14.3%
Provision for Credit Losses	$ 849	$1,021	(16.9%)	$2,199	(61.4%)
Return on Average Assets	1.22%	1.12%	8.9%	1.08%	13.0%
Return on Average Tangible Equity*	16.90%	16.88%	0.0%	15.40%	9.7%
Net Interest Margin (FTE)	3.64%	3.56%	2.2%	3.63%	0.0%
Efficiency Ratio, excludes restructuring and merger related expenses*	58.93%	60.25%	(2.2%)	60.57%	(2.7%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco By all accounts, better.

Organic Growth Opportunities

An Expanding Franchise in Contiguous Markets: 119 banking offices


Pennsylvania
Ohio
Pittsburgh
Columbus
Wheeling
Parkersburg
Morgantown
Cincinnati
Jackson
Charleston
West Virginia

WesBanco
By all accounts, better.

Marcellus Shale Opportunities Within WesBanco Footprint

Marcellus Shale Regional Coverage



MI
NY
Erie
PA
IN
OH
Pittsburgh
Harrisburg
NJ
Philadelphia
WV
KY
VA
NC
Total gas, millions of cubic feet per square mile
Marcellus Shale geologic formation
0 – 58
58 – 149
150 – 349
349 – 710
710 – 1,244
1,245 – 2,460
WesBanco (118)

- **71% of the WesBanco franchise is situated within the Marcellus Shale region**
  - Within this footprint, WesBanco has the #5 market share rank with 3.4% of the total market share

Deposit Market Share
WesBanco Marcellus Shale Counties of Operation (1)

Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
1	PNC Financial Services Group Inc. (PA)	151	$40,225	38.6%
2	Bank of New York Mellon Corp. (NY)	4	18,800	18.0
3	Royal Bank of Scotland Group Plc	104	5,617	5.4
4	Huntington Bancshares Inc. (OH)	80	4,420	4.2
5	WesBanco Inc. (WV)	84	3,511	3.4
6	Dollar Bank Federal Savings Bank (PA)	33	3,227	3.1
7	BB&T Corp. (NC)	37	2,911	2.8
8	First Niagara Financial Group Inc. (NY)	48	2,350	2.3
9	F.N.B. Corp. (PA)	57	2,238	2.2
10	United Bankshares Inc. (WV)	25	1,930	1.9

- **Landowners' new wealth is creating many business opportunities for WesBanco**
  - Large cash payments for drilling rights
  - Landowners are seeking financial advice
  - Retail products provide short-term solutions for customers, while wealth management products provide long-term solutions
  - Private Banking platform combines all these necessary products for the Marcellus Shale

Source: SNL Financial, Company Documents, U.S. Bureau of Land Management, Geology.com, Catskillmountainkeeper.org. and GoMarcellusShale.com
(1) Includes the combined 10 OH counties, 3 PA counties, and 14 WV counties in which WesBanco operates within the Marcellus Shale: Deposit data as of 6/30/2012.

Wealth Management Services

- $3.8B of assets under management/custody.
- Over 5,000 trust relationships.
- Combined Trust, Securities Brokerage and Private Banking under one management team.
- 10 locations in WV, OH & PA.
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Securities sales
  - Retirement planning


Assets Under Management ($B)
Management Fees ($MM)
Net Securities Brokerage Revenue ($MM)
$15.8
$17.2
$18.0
$19.6
$21.9
$2.8
$2.9
$3.2
$3.7
$3.8
$4.6
$4.4
$4.6
$6.2
$7.7
2010
2011
2012
2013
2014*

*Annualized

WesBanco By all accounts, better.

Growth in Pittsburgh Market

- With Fidelity we have 15 offices and a loan production office in Western PA – over $500 million in loans and $480 million in deposits.
- Build upon community bank reputation of Fidelity.
- Operate as a separate market with a market president and retail, wealth management and lending teams.
- Security brokerage team fees for 1Q’14 have increased over 100% from 1Q’13.
- Add revenue generating staff – reduced back office.
  - Commercial/Mortgage Loan officers – Senior commercial lender.
  - Treasury management.
  - Trust / securities / private banking / insurance.
- Opening new Southpointe branch fall 2014.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)


$
1150
950
750
550
350
150
(50)
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
Loan Growth
Deposit Growth
Capital Growth

11/30/12 acquisition of Fidelity Bancorp.

Diversified Operating Non-interest Income*


Gain Mort. Loan Sales
Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$60.7
$59.9
$62.6
$68.7
$70.9
2010
2011
2012
2013
2014
Annualized

- Non-interest income contributed 27% of net revenue YTD 2014.
- Non-bank offerings (trust, insurance, securities) contributed $16.1 million to YTD 2014 revenue.
- Securities brokerage revenue has increased 22.2% YTD 2014.
- Trust fees have increased 10.4% YTD 2014.
- 1Q'13 included a $1.1 million gain and 2Q'14 a $1.0 million gain in BOLI income due to death payouts.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

WesBanco
By all accounts, better.

Non-interest Bearing Deposit Growth

(Dollars in thousands)



Non-interest bearing deposits
% of Total Deposits
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
4Q'09 1Q'10 2Q'10 3Q'10 4Q'10 1Q'11 2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14

WesBanco
By all accounts, better.

Merger & Acquisition Capabilities

M & A Advantages

- History of successful acquisitions which have provided improved earnings.
- WesBanco is focused on targeted M & A opportunities in higher-growth metro areas.
- Positive regulatory relationships represent a key success factor.
- Adequate capital and liquidity to close deals.
- Experienced senior management, IT platform and back office know-how helps to complete deals quickly while obtaining efficiencies.

M & A Advantages (con't.)

- Currency valuation provides upside for seller's shareholders.
- Community bank look and feel.
- Long-term focus on shareholder returns.
- Our common stock has exceeded the S&P 500 performance over the last 37 years.

Financial Information

Net Interest Margin


NIM
Yield on Earning Assets
Cost of Funds
3.53%
4.43%
1.07%
3.51%
4.37%
1.03%
3.50%
4.27%
0.93%
3.64%
4.31%
0.81%
3.56%
4.20%
0.77%
3.52%
4.13%
0.73%
3.58%
4.09%
0.63%
3.63%
4.08%
0.56%
3.64%
4.06%
0.52%
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14

WesBanco
By all accounts, better.

Summary – Capital Ratios



Total Risk Based Capital
Tangible Equity to Tangible Assets *
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
14.08%
7.07%
14.23%
7.19%
14.19%
7.35%
14.40%
7.49%
14.56%
7.74%
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14

*See non-GAAP financial measures for additional information relating to the calculation of this ratio.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.61 B
~25.7% of total assets



US Govt. Agencies 4.9%
Municipals, 38.6%
Agency Mortgage-Backed & CMOs, 53.1%
Equities & Others, 3.4%

- Average tax-equivalent portfolio yield of 3.25%.
- WAL approx. 4.9 years; modified duration 4.2%.
- Over 55% unpledged.
- Net unrealized AFS securities gains of $1.4 million at 6/30/14; total net portfolio gain with HTM of $22.3 million.

WesBanco
By all accounts, better.

Diversified Loan Portfolio
6/30/14

Total Loans = $4.0 B


Comm. & Ind., 14.6%
LHFS, 0.3%
Consumer, 5.9%
HELOC, 7.4%
Res. Real Estate, 22.7%
Comm. Real Estate, 49.1%

Comm. Real Estate = $1.94 B


Const & Dev. 13.2%
Investor-owned 61.2%
Owner-occupied 25.6%

WesBanco
By all accounts, better.

Reduction in Classified Loans


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
NPA's as a % of total Loans
Criticized & Classified Loans as a % of total Loans

WesBanco
By all accounts, better.

Allowance Coverage



2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14
($000)
Provision for credit losses
ALL as a % of total loans
Non performing loans as a % of total loans

WesBanco
By all accounts, better.

Loan Portfolio Shift

Total Loan Portfolio $3.6B
As of 12/31/2008


51% Outside WVA
49% Within WVA

Total Loan Portfolio $3.9B
As of 12/31/2013


61% Outside WVA
39% Within WVA

Deposit Shift

Total Deposits $3.5B
As of 12/31/2008


49% Outside WVA
51% Within WVA

Total Deposits $5.1B
As of 12/31/2013


58% Outside WVA
42% Within WVA

Diversified Deposit Portfolio



Total Deposit Portfolio $4.0B
As of 12/31/2009
Non-Interest demand
13.71%
Interest bearing demand
11.34%
Money Market
17.99%
Savings
12.23%
Certificates of Deposit
44.73%



Total Deposit Portfolio $5.1B
As of 12/31/2013
Non-Interest demand
18.98%
Interest bearing demand
16.94%
Money Market
18.62%
Savings
15.60%
Certificates of Deposit
29.86%

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	June 30, 2014	December 31, 2013
Up 1% Rate Shock	+1.6%	+1.6%
Up 2% Rate Shock	+1.9%	+1.7%
Up 3% Rate Shock	+0.6%	+0.2%
Up 2% Rate Ramp	+0.8%	+1.1%
Down 1% Rate Shock	-2.3%	-2.0%
EVE Up 2% Rate Shock *	8.3%	-2.8%
EVE Down 1% Rate Shock *	-3.0%	-5.3%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Information

Dividends Per Share



June 2014 Dividend payout ratio = 37.02% as of 7/1/14
57% increase over past 14 quarters
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
1Q'11
2Q'11
3Q'11
4Q'11
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
2Q'13
3Q'13
4Q'13
1Q'14
2Q'14

WesBanco
By all accounts, better.

Peer Market Valuation

Price / 2014 EPS Est. [1]



Median (excl. WSBC): 14.4x
19.0x
17.0x
15.0x
13.0x
11.0x
FRME 12.1x
SRCE 12.7x
MSFG 12.8x
WSBC 12.8x
PEBO 12.8x
CTBI 13.0x
STBA 13.2x
CHCO 13.3x
LKFN 13.8x
ONB 14.1x
NPBC 14.8x
UBSH 15.0x
PRK 15.1x
National Peers 15.3x
FFBC 15.3x
FNB 15.4x
FCF 15.6x
UBSI 16.6x
CFNL 18.5x

Price / Tangible Book Value (x)



Median (excl. WSBC): 1.70x
2.60x
2.20x
1.80x
1.40x
1.00x
TOWN 1.29x
SRCE 1.35x
MSFG 1.41x
FCF 1.46x
National Peers 1.47x
FFBC 1.59x
FRME 1.61x
CTBI 1.63x
STBA 1.69x
PEBO 1.70x
UBSH 1.73x
CFNL 1.75x
LKFN 1.77x
NPBC 1.83x
PRK 1.87x
WSBC 1.93x
CHCO 2.05x
ONB 2.06x
FNB 2.16x
UBSI 2.43x

Source: SNL Financial; Financial and FactSet Research Systems
Financial data as of most recent quarter; Market data as of 7/25/14
National peers include public banks and thrifts with assets between $2 billion and $10 billion.
Note: Data pro forma for pending transactions
(1) First Call consensus estimates

By all accounts, better.

Peer Market Performance

Relative Stock Price Performance Through the Cycle (6/30/2007)



Median (excl. WSBC): (4.1%)
80.0%
40.0%
0.0%
(40.0%)
(80.0%)
NPBC (35.2%)
STBA (28.1%)
FNB (24.9%)
FCF (19.6%)
FRME (16.8%)
ONB (16.5%)
PRK (12.0%)
PEBO (11.6%)
TOWN (9.8%)
National Peers (4.1%)
UBSI (0.1%)
MSFG 1.5%
WSBC 2.5%
UBSH 4.5%
FFBC 10.7%
CHCO 10.7%
SRCE 15.6%
CTBI 17.1%
LKFN 71.6%
CFNL 79.7%

Relative 1-Year Stock Price Performance



Median (excl. WSBC): 1.0%
20.0%
10.0%
0.0%
(10.0%)
(20.0%)
TOWN (14.1%)
CTBI (8.3%)
CHCO (8.0%)
PRK (6.8%)
ONB (5.7%)
STBA (4.9%)
NPBC (4.4%)
FNB (2.4%)
WSBC (0.7%)
National Peers 0.5%
PEBO 1.0%
FFBC 2.1%
CFNL 2.8%
SRCE 4.1%
FRME 6.8%
UBSH 6.9%
UBSI 11.1%
LKFN 14.6%
MSFG 15.0%
FCF 17.7%

Source: SNL Financial; Financial and FactSet Research Systems
Financial data as of most recent quarter; Market data as of 7/25/14
National peers include public banks and thrifts with assets between $2 billion and $10 billion.
Note: Data pro forma for pending transactions
(1) First Call consensus estimates

WesBanco
By all accounts, better.

Investment Rationale

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Liquidity to fund additional lending capacity.
- Asset quality compares favorably with regional and national peers.
- Diversity of earnings stream.
- Potential upside market appreciation due to lower than peer P/E ratio.

WesBanco
By all accounts, better.

Appendix

Appendix: Loan Totals by Market ($ millions)

June 30, 2014	Commercial	Retail	Total Loans	% of Total
Upper Ohio Valley	$ 557	$ 418	$ 975	25%
North Central WV	278	217	495	13%
Parkersburg	167	83	250	6%
Kanawha Valley	81	61	142	4%
Western PA	357	169	526	13%
Total East Markets	**$ 1,440**	**$ 948**	**$ 2,388**	**61%**
Central Ohio	630	164	794	20%
Southwest Ohio	324	194	518	13%
Southeast Ohio	133	124	257	6%
Total West Markets	**$ 1,087**	**$ 482**	**$ 1,569**	**39%**
Total Bank	**$ 2,527**	**$ 1,430**	**$ 3,957**	**100%**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

June 30, 2014	90 Day PD & Accruing	Non-Accrual	TDR	Other RE Owned	Total by Region	% of Total
Upper Ohio Valley	$ 698	$ 7,080	$ 3,003	$ 217	$10,998	19%
North Central WV	462	3,222	2,535	---	6,219	11%
Parkersburg	145	1,165	1,091	372	2,773	5%
Kanawha Valley	10	1,874	251	----	2,135	4%
Western PA	44	5,983	1,908	3,266	11,201	19%
Total East Markets	**$ 1,359**	**$19,324**	**$ 8,788**	**$ 3,855**	**$33,326**	**58%**
Central Ohio	50	6,143	869	737	7,799	13%
Southwest Ohio	1,259	8,169	2,847	331	12,606	22%
Southeast Ohio	284	2,789	1,118	---	4,191	7%
Total West Markets	**$ 1,593**	**$ 17,101**	**$ 4,834**	**$ 1,068**	**$24,596**	**42%**
Total Bank	**$ 2,952**	**$ 36,425**	**$ 13,622**	**$ 4,923**	**$57,922**	**100%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Efficiency Ratio

($ in thousands)	3 months ended 6/30/14	3 months ended 6/30/13	3 months ended 3/31/14
Non-interest expense	$ 40,304	$ 39,499	$ 40,095
Less: restructuring and merger related expense	--	51	--
Non-interest expense excluding restructuring and merger related expense	$ 40,304	$ 39,448	$ 40,095
Net interest income (on a fully taxable equivalent basis)	$ 50,157	$ 47,747	$ 49,148
Non-interest income	18,241	17,724	17,049
Total income	$ 68,398	$65,471	$ 66,197
Non-interest expense / total income (efficiency ratio)	58.93%	60.25%	60.57%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)

	2Q'13	3Q'13	4Q'13	1Q'14	2Q'14
Total shareholder's equity	$ 726,232	$ 736,688	$ 746,595	$ 761,117	$ 778,625
Less: goodwill & other intangible assets, net of def. tax liabilities	(318,828)	(318,516)	(318,161)	(317,840)	(317,527)
Tangible equity	$ 407,404	$ 418,172	$ 428,434	$ 443,277	$ 461,098
Total assets	$6,084,011	$6,138,360	$6,144,773	$6,237,577	$6,277,020
Less: goodwill & other intangible assets, net of def. tax liabilities	(318,828)	(318,516)	(318,161)	(317,840)	(317,527)
Tangible assets	$5,765,183	$5,819,844	$5,826,612	$5,919,737	$5,959,493
Tangible equity to tangible assets	**7.07%**	**7.19%**	**7.35%**	**7.49%**	**7.74%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Net Operating non-interest income

($ in thousands)

	2010	2011	2012	2013	2014*
Non-interest income	$ 59,599	$ 59,888	$ 64,775	$ 69,285	$ 73,164
Less: Net securities gains	3,362	963	2,463	684	660
Less: net gains/losses on other real estate owned and other assets	(4,128)	(1,290)	(305)	(81)	(660)
Net operating non-interest income	$ 60,365	$ 60,215	$ 62,617	$ 68,682	$ 73,164

* Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	6/30/13 QTD	3/31/14 QTD	6/30/14 QTD
Net income*	$ 68,256	$ 66,596	$ 75,708
Plus: amortization of intangibles* (tax effected at 35%)	1,464	1,305	1,256
Net income before amortization of intangibles*	$ 69,720	$ 67,901	$ 76,964
Average total shareholders' equity	$ 731,935	$ 758,841	$ 773,052
Less: average goodwill & other intangibles, net of def. tax liabilities	(318,971)	(317,996)	(317,679)
Average tangible equity	$ 412,964	$ 440,845	$ 455,373
Return on average tangible equity	16.88%	15.40%	16.90%

***Annualized**

WesBanco

By all accounts, better.

WesBanco

By all accounts, better.